Summary in English Language of the contract of services entered into on June 1, 2006 between Cadiscor Resources Inc. and BBH Geo-Management Inc.

On June 1, 2006, Cadiscor Resources Inc. (Cadiscor) in order to conduct exploration work on its mining properties signed a contract to retain the following services of BBH Géo-Management Inc.:

1.

To rent offices and office equipment;

2.

To execute the exploration and development works on mining properties;

3.

To execute necessary administrative work such as payments, secretarial services, shareholders' relations and others;

4.

To preserve mining titles;

5.

The parties agreed that BBH could no be held liable for losses, pursuits or damages related to that management

Cadiscor agreed to pay the following to BBH:

Fixed fees of $2,000Cnd per month from June 1, 2006 to May 31, 2007 for the rent of offices and equipment. Fees for the personal of administration, geological consultants, accounting personal, legal services and other personal as described in Schedule A to be paid twice a month. Fees for the use of vehicles photocopy equipment, managing fees of 15% for the costs of exploration work or development and applicable taxes. The agreement can be terminated with a written notice of 60 days by either party.

Schedule A of the agreement provides for a daily maximum rate for mining engineer or geologist, a drawing technician on computer, a senior technician, a junior technician, day workers and a secretary. The daily fixed rate of location for a truck, a snowmobile and an. all terrain vehicles are also fixed in Schedule A of the agreement. The agreement provides that the costs related to the use of these vehicles are however not covered in. that fixed rate. These fees are payable by Cadiscor to BBH.